Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881		(212) 818-8638
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jgallant@graubard.com

March 27, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, DC 20549

Attention: Pamela A. Long

Re:	Plastec Technologies, Ltd.
Registration Statement on Form F-1
Filed November 30, 2012
File No. 333-185212

Dear Ms. Long:

On behalf of Plastec Technologies, Ltd. (“Plastec” or the “Company”), we respond as follows to the Staff’s comment letter, dated December 28, 2012, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement (“Amendment No. 1”). We are also delivering three (3) courtesy copies of Amendment No. 1 to Asia Timmons-Pierce of your office.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Note that we may have comments after we review these materials.

Duly noted. We will file all exhibits as soon as possible to the extent not filed with Amendment No. 1.

Securities and Exchange Commission

March 27, 2013

2.	Prior to the effectiveness of the registration statement, please arrange to have the Financial Industry Regulatory Authority call us or provide us with a letter indicating that they have cleared the filing.

The Registration Statement is not a registration statement for an underwritten offering that requires the Financial Industry Regulatory Authority (“FINRA”) to pass on the offering. Accordingly, we respectfully submit that FINRA clearance is not required for this filing.

Prospectus Cover Page

3.	Since the securities are to be offered at prevailing market prices, please indicate the market and market price of the securities as of the latest practicable date, as required by Item 501 of Regulation S-K.

We have revised the prospectus cover page as requested.

Prospectus Summary, page 1

4.	Please consider adding to your summary an organizational chart that shows your company structure.

Due to the complexity of the Company’s corporate structure and number of operating subsidiaries, we have determined that a cross reference in the prospectus summary to the organizational chart contained on page 38 of the Registration Statement, rather than inclusion of the full chart itself, will serve both to provide useful information to potential investors and maintain the brevity and clarity of the existing summary. We therefore have revised the disclosure on page 1 of the Registration Statement accordingly.

Risk Factors, page 5

5.	We note your statement on page 12 that “Plastec’s primary source of funds (in the form of dividends and other distributions from its operating subsidiaries in China) is subject to various legal and contractual restrictions and uncertainties.” Please tell us how you considered the requirements under Rule 5-04 to provide condensed parent only financial statements of the registrant in Schedule I. Explain any restrictions of the Chinese government on distributions of dividends and assets and how you considered them in your analysis of your requirements under this rule. We also note language referring to various transfer and conversion restrictions on pages 9 and 11.

As disclosed on page 11 of the Registration Statement, before the distribution of dividends and assets to foreign investors from PRC entities, such dividends are subject to a generally applicable 10% PRC corporate withholding tax. The PRC subsidiaries must also allocate at least 10% of their respective after-tax profit to their statutory general reserve funds until the balance of the fund reaches 50% of their registered capital and certain amounts of statutory employee welfare reserve funds and bonuses. These reserve funds are not distributable as cash dividends. Further, no dividends may be distributed unless the losses of previous years have been made up. In addition, in the case of distributions of additional equity interests by the PRC subsidiaries to Plastec, which are credited as fully paid through capitalizing their undistributed profits, governmental approval is required as it is a form of an increase in the registered capital and total investment in its subsidiaries in China.

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Securities and Exchange Commission

March 27, 2013

In addition to the above-described regulatory restrictions, distributions from the PRC subsidiaries may also be restricted if they incur debts or losses or in accordance with any restrictive covenants in bank credit facilities, convertible bond instruments or other agreements that we or the PRC subsidiaries may enter into in the future.

Accounting for the above restrictions, the Company determined that the restricted net assets of the consolidated subsidiaries did not exceed 25% of the consolidated net assets as of the end of the most recently completed fiscal year. Accordingly, the Company respectfully believes that parent-only financial statements are not required by Rule 5-04.

We have also amended the risk factor on page 12 to include restrictions on the Company’s operating subsidiaries in Thailand, each of which must appropriate at least 5% of its distributable profits arising from its business to a reserve fund before making distribution of dividends, until the reserve fund reaches a level equivalent to at least 10% of the capital of the company. Furthermore, distributions that the Company receives from the Thailand operating subsidiaries are subject to a withholding tax at a rate of up to 15%.

6.	We note your risk factor related to internal controls on pages 16-17 and the description of the CFO’s background on page 50. Please tell us what consideration you gave to providing a risk factor that discusses your knowledge of U.S. GAAP and SEC rules and regulations. This discussion should identify the person or persons who were primarily responsible for preparing and supervising the preparation of the financial statements and address their background.

We have added a risk factor on page 16 of the Registration Statement to address management’s limited experience with SEC rules and regulations.

7.	We note your disclosure on page 80 regarding the BDO tax matter that is considered a reportable event. Please tell us what consideration you gave to providing a risk factor that discusses this reportable event.

Although the BDO tax matter was a reportable event, we do not believe that a risk factor discussing the event is necessary. The decision to dismiss BDO was based on BDO's inability to commit to the Company's timeline for filing the Company's Annual Report on Form 20-F in early November 2011. As disclosed on page F-18 of the Company’s Annual Report on Form 20-F for fiscal year ended April 30, 2011, the Company’s independent tax advisor determined that there were no significant uncertain tax positions, except for the transactions between the PRC subsidiaries and their holding companies being subject to transfer pricing rulings in the PRC. Therefore, despite the fact that BDO did not resolve proper tax treatment for one of the Company’s subsidiaries, an independent tax advisor did review and opine on the tax positions for our various subsidiaries and concluded there were no significant uncertainties, with one exception for which the Company provides in its estimated transfer pricing tax liabilities. Accordingly, the Company does not believe that the reportable event will have a material adverse effect on the Company’s future results of operations, and we have determined that a risk factor is not necessary.

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Securities and Exchange Commission

March 27, 2013

We are exposed to risk of loss from fire, theft and natural disasters, page 10

8.	We note your disclosure on page 31 that your revenues decreased approximately 2.4% in the year ended April 30, 2012 due to interruption in the supply chain in the industry by the earthquake in East Japan and floods in Thailand. Please consider whether this information should also be disclosed in your Risk Factors section to help investors better understand the risk you are presenting.

We have added a risk factor on page 10 of the Registration Statement regarding the indirect adverse effects natural disasters may have on the Company’s business as requested.

Expiration of, or changes to, current PRC tax incentives that Plastec’s ..., page 13

9.	We note your disclosure of the risk of the expiration or unavailability of tax benefits. If you are aware of any material tax benefits that are scheduled to expire or become unavailable in the future, please address this more specifically, and discuss the impact of the loss of such tax benefit, here and in MD&A.

As of December 31, 2012, all PRC tax benefits have expired. Accordingly, we have removed the risk factor and revised the disclosure in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” on page 30 of the Registration Statement to address the anticipated impact of the expiration of such benefits on the Company’s future performance.

Management’s Discussion and Analysis of Financial Condition and Results..., page 26

10.	We note your reference on pages 5 and F-24 to “contractual arrangements” on which you depend for the use of manufacturing premises and manufacturing labor services pursuant to your Processing Agreements described on pages 43-44. Please clarify whether these “contractual arrangements” constitute separate agreements apart from the Processing Agreements. If so, provide them as exhibits to the filing and discuss herein the material terms of the arrangements. Discuss the risks and uncertainties surrounding management’s ability to control these entities via the contractual arrangements. This discussion may need to describe the cash flows and their form(s) – e.g., royalties, management fees – and restrictions as they move through the various subsidiaries up to the holding company. We may have further comment.

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Securities and Exchange Commission

March 27, 2013

The contractual arrangements referred to on pages 5 and F-24 in the initially filed registration statement do not constitute separate agreements apart from the processing agreements. However, after the initial filing in November 2012, the Company’s operation of the facilities previously operated pursuant to the Processing Agreements has changed substantially. As explained beginning on page 52 of the Registration Statement, the Company is now operating both facilities through its subsidiaries, rather than through processing agreements with third parties. Accordingly, the risk factor previously on page 5 has been removed.

11.	We note your discussion of Tenancy Agreements on page 6, on which certain of your manufacturing plants rely for the use of land and premises necessary for the operation of your business. You state the Tenancy Agreements and Processing Agreements constitute separate agreements, but that to date, “the relevant governmental procedures have not been completed in order to lease such land and premises to us for our manufacturing use as contemplated under the Tenancy Agreements. As a result, the Tenancy Agreements may not be legally valid and enforceable, as a matter of PRC laws and regulations.” Please revise MD&A to discuss the material terms of these Tenancy Agreements and to provide them as exhibits to the filing. Tell us your consideration for excluding these agreements from the Material Contracts section beginning on page 47, or otherwise revise to include.

We have added a discussion of our reliance on the Tenancy Agreements on page 27 under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Performance.” The Tenancy Agreements referenced on page 6 of the initially filed registration statement are the factory lease agreements filed as exhibits 10.5 through 10.9, the material terms of which are discussed in detail in the section entitled “Business—Properties.” We have revised the disclosure on page 51 of the Registration Statement under the “Business—Properties” section to clarify this point. We have also added a reference to such descriptions of these agreements in the “Business—Material Contracts” section on page 54 as requested.

Factors Affecting Our Performance, page 26

12.	We note that you discuss changes in selling prices and gross margins as a factor affecting your performance. We also note that you have increasing production and labor costs, as well as risk factor disclosure about whether you could pass those costs on to customers. Please consider whether it would be helpful to include a discussion of increasing production and labor costs and their impact on gross margin as a factor affecting performance in MD&A.

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Securities and Exchange Commission

March 27, 2013

We have added on page 29 of the Registration Statement a discussion of increased labor and production costs as a factor affecting performance as suggested.

Gross Margins, page 28

13.	Please tell us how you have complied with ASC 605-50-25-7 through 25-9 or other relevant guidance in accounting for your volume discounts. Please revise to quantify your volume discounts for the periods presented.

The Company’s “volume discounts” do not qualify as contingent sales incentives subject to ASC 605-50-25-7 to 25-9. As used in global industry and by the Company in the Registration Statement, “volume discount” means that the selling price may be reduced if, during the course of negotiations, the customer offers to increase their total purchase in exchange for a selling price reduction. The Company takes into consideration the lower costs of production by economy of scale with specific reference to the customer and the products involved. In all cases, however, such reductions are made at the point of sale (not as a refund or rebate) and only on a case-by-case basis. As such, the Company does not offer any standard or pre-stated discount. We have updated the description on page 29 of the Registration Statement accordingly.

Indebtedness, page 34

14.	We note your disclosure of various bank loans on pages 34 and F-17. However, we were unable to locate any loan agreements in your Exhibits Index. Please file these agreements or explain why the company has not considered them material agreements under Item 601 of Regulation S-K.

We have amended the Exhibits Index to include the Company’s bank loan agreements (i.e. facility letters) and have filed a copy of these agreements with Amendment No. 1. We have also added disclosure to the “Business—Material Agreements” section on page 56 to include such agreements.

15.	Please revise this section to provide information as of the latest balance sheet date, that is, September 30, 2012. Please revise to disclose the availability on your short-term bank credit facilities as of this date as well. We note you have quantified such availability as of April 30, 2012 and 2011 on page F-17.

We have updated the information as of September 30, 2012 as requested on page 34 of the Registration Statement accordingly.

Contractual Obligations and Commitments, page 34

16.	We note your disclosure that as of April 30, 2012 you have no operating lease payment obligations after five years. However, there are three leased properties disclosed under the section of the prospectus titled "Business — Properties” on page 46 with expiration dates in 2018 and 2019, which would be more than five years after April 30, 2012. Please explain.

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Securities and Exchange Commission

March 27, 2013

We have updated the disclosure on pages 51 & 52 of the Registration Statement to clarify that with respect to these three leased properties, the mandatory rental period is through 2013 and 2014 as applicable. However, as part of the lease agreements for such properties, the leases may be continued, in the Company’s sole discretion, through the optional rental period (through 2018 and 2019) as applicable. Accordingly, while the Company has the option to continue the leases through 2018 and 2019 (and thus report such dates as the expiration), the Company is not currently obligated to make payments under such leases through 2018 and 2019, and will not be so obligated until it opts to continue through the optional rental period.

17.	Please revise your table of contractual obligations to provide information as of the latest balance sheet date, that is, September 30, 2012, and revise as follows:

•	Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

•	To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay. We note from page F-23 your two outstanding interest rate swaps expire in August and September of 2014. Refer to Item 303(a)(5) of Regulation S-K.

We have amended the table of contractual obligations and related narrative disclosure on page 35 of the Registration Statement as requested.

Business, page 38

18.	Please include disclosure in your Business section of the material effects of government regulation on your business, and identify the relevant regulatory body or bodies. We note, for example, that your risk factors include disclosures about the impact of PRC law on your ability to receive dividends and other distributions from your subsidiaries, make loans and investments in PRC entities, convert currencies, and receive tax benefits and incentives, and your compliance with environmental regulations. Please be sure to include in a discussion of PRC, Thailand, Hong Kong, BVI, Macau and any other government regulations that have a material effect on your business. Please see Item 4.B.8 of Form 20-F.

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Securities and Exchange Commission

March 27, 2013

We have added the requested disclosure under the subsection titled “Government Regulations” beginning on page 47 of the Registration Statement. Please note that the only government regulations that have a material effect on the Company’s business are those implemented by the PRC.

Our Competitive Strengths, page 38

Our stringent quality control, page 39

19.	We note your disclosure that your production facilities have been accredited certifications. Please clarify which production facilities you are referring to. We note that your Form 20-F, filed July 27, 2012, page 22 states that both of your processing factories have been accredited certifications.

We have modified our disclosure on page 40 to include a table specifying the certifications awarded to the Company’s processing facilities and manufacturing plants.

Production Facilities and Capacity, page 43

20.	Please discuss all material terms- such as any material rights or obligations, and termination provisions of the Processing Agreements. In this regard, we note that disclosures in your Form 20-F for the fiscal year ended April 30, 2011 appear to be more complete. We also note that you have risk factor disclosure on page 5 under “Plastec does not control the third parties . . .” that discusses the risk that third parties may fail to renew licenses necessary for operating the Processing Factories, or may fail to comply with the various PRC laws and regulations. Please clarify whether, under the terms of the Processing Agreements, your PRC counterparties have an obligation to you to maintain necessary licenses and to comply with laws and regulations.

We have amended the disclosure beginning on page 52 of the Registration Statement concerning the respective rights and obligations of the parties to the Processing Agreements as requested.

Employees, page 47

21.	Please provide, if possible, a breakdown of persons employed by main category of activity and geographic location. If you employ a significant number of temporary employees, then please include disclosure of the number of temporary employees on an average during the most recent financial year. Please refer to Item 6.D. of Form 20-F.

We have revised the disclosure on page 52 of the Registration Statement to include a breakdown of persons employed by geographic location and function as of September 30, 2012 as requested.

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Securities and Exchange Commission

March 27, 2013

Properties, page 46

22.	We note your disclosure on page F-17 that as of April 30, 2011 and 2012, prepaid lease payments represented the prepayment of land use right for land located in Heyuan with an expiration date of March 26, 2054, and for another three pieces of lands located in Shenzhen with an expiration date of December 31, 2037, December 31, 2037 and February 28, 2040, respectively. However, the three pieces of lands located in Shenzhen are not disclosed in the section of the prospectus titled “Business Properties” on page 46. Please advise.

The three pieces of land located in Shenzhen, subject of the referenced prepayments, are disclosed in the section of the prospectus titled “Business – Properties” on page 51 as one location – Furong Industrial District, Furongmei Area , Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province – with a total site area of 47,190 sq. m. This was the location of the Shenzhen Broadway Processing Factory, which has now been replaced by the Company’s newly established wholly-owned subsidiary in Shenzhen, Broadway Precision (Shenzhen) Co. Ltd., which spans all three pieces of land that are covered by a Tenancy Agreement. Broadway Precision (Shenzhen) Co. Ltd. now occupies the property pursuant to a supplement to the Tenancy Agreement, which has been included with the English translation filed in Exhibit No. 10.6.

Directors, Senior Management and Employees, page 50

23.	Please provide information required by Item 1.C. of Form 20-F.

We have added additional disclosure to the section of the prospectus entitled “Experts,” beginning on page 89 of the Registration Statement, which includes the information required by Item 1.C. of Form 20-F as requested.

Certain Relationships and Related Transactions, page 59

Our Related Person Transactions, page 59

24.	We note your disclosure on page F-10 that the company repurchased 1,570,000 ordinary shares held by Sun Yip Industrial Company Limited, an entity controlled by Mr. Sze-To, pursuant to a purchase agreement on December 1, 2011 for approximately U.S.$11.8 million in cash. If appropriate, please disclose this transaction in the Certain Relations and Related Party Transactions section of your prospectus.

The above-referenced transaction is already disclosed under the section entitled “Certain Relations and Related Party Transactions—Our Related Person Transactions—Other Transactions” on page 67 of the Registration Statement. Accordingly, we have not revised the disclosure in response to this comment.

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Securities and Exchange Commission

March 27, 2013

Selling Securityholders, page 61

25.	Please include a column disclosing the percentage of shares held prior to the offering Please refer to Item 9.D. of Form 20-F.

We have revised the Selling Securityholders table on page 68 of the Registration Statement as requested.

26.	We note that the entire 64.1% of the class of shares beneficially owned by Mr. Sze-To is included in this offering. Here or elsewhere, please discuss the extent that this transaction may require PRC approval, make clear any relevant PRC regulations, and include a related risk factor as necessary.

Please be advised that Mr. Sze-To is a Hong Kong permanent resident and does not habitually reside in China. Accordingly, he is not deemed to be a PRC domestic resident as stipulated under the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, effective as of November 1, 2005 and the Provisions on the Takeover of Domestic Enterprises by Foreign Investors, or the New M&A Rules, effective as of September 8, 2006 and further amended on June 22, 2009. And therefore, Mr. Sze-to is not subject to the requirement of registration with SAFE under Circular 75, nor is the transaction subject to approval from the Ministry of Commerce of the PRC and the China Securities Regulatory Commission under the New M&A Rules. The only potentially applicable regulation would be “Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises” which is already disclosed in the Risk Factor section on page 13 under the title “We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.” Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Enforceability of civil liabilities, page 63

27.	Please include discussion of other material jurisdictions as necessary. Also, make clear whether there is currently a treaty between the Cayman Islands and the U.S.

With respect to the first part of the Staff’s comment, because the Company is a Cayman Islands company and substantially all of its assets are located in the PRC, the Company believes the only material jurisdictions that need to be addressed in this section are the Cayman Islands and PRC. Accordingly, we have not amended this disclosure to include any additional jurisdictions. With respect to the second part of the Staff’s comment, we have amended the disclosure on page 88 of the Registration Statement to clarify that there is not an enforcement treaty between the Cayman Islands and the United States.

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Securities and Exchange Commission

March 27, 2013

Description of Securities, page 65

28.	Please include discussion of the significance of being an exempted Cayman Islands company.

We have added a discussion of exempted Cayman Islands companies on page 74 of the Registration Statement as requested.

29.	It is not sufficient to merely reference the Companies Law or your memorandum and articles of association when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own. Therefore, please revise your disclosure throughout to reduce your reliance on the term “subject to” because it implies additional rights, privileges, or restrictions that are not explained in your descriptions.

We have revised our disclosure on pages 74 and 75 of the Registration Statement as requested.

Warrants, page 65

30.	Since it appears that certain terms and conditions of the public and insider warrants are different, please disclose the exact number of public warrants and insider warrants outstanding.

We have revised the disclosure on page 72 of the Registration Statement to include the exact number of public warrants and insider warrants as requested.

31.	We note that you refer investors to the copy of your warrant agreement filed with the F-1 for your IPO for a complete description of terms applicable to the warrants. Please revise to state that your disclosure in this section describes all of the material terms of the warrants.

We have revised the disclosure on page 73 of the Registration Statement as requested.

Taxation, page 74

32.	Please advise the Staff whether you intend to provide a tax opinion and, if not, why not.

Respectfully, we do not intend to provide a tax opinion. A tax opinion is required where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. See 17 C.F.R. § 229.601(b)(8). First, the tax section included in the Registration Statement only provides general disclosure related to the tax treatment of acquiring, holding and disposing of the Company’s securities, and does not include a representation as to tax consequences. Since no representation is made as to tax consequences, we do not believe a tax opinion is required.

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Securities and Exchange Commission

March 27, 2013

Furthermore, as described in Staff Legal Bulletin No. 19 (October 14, 2011), material tax consequences include transactions for which the disclosure suggests the transaction is tax-free, transactions for which the disclosure suggests significant tax benefits and transactions for which disclosure includes unusual and complex tax consequences whereby investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision. Our disclosure relating to tax liability does not express that an investment in our securities would be tax-free or result in any preferential tax treatment. Moreover, the tax consequences described in our Registration Statement are neither so unusual, nor complex, as to necessitate an expert opinion to facilitate investors’ understanding of the tax consequences of investment. Accordingly, we respectfully believe that a tax opinion is not required as the tax consequences presented are not material.

We have revised the disclosure on page 85 of the Registration Statement to indicate that the Company has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed in the Registration Statement.

33.	Please include discussion of all material jurisdictions as necessary, for example, Hong Kong, Thailand, British Virgin Islands, or Macau. Additionally, please reconcile your statement in the introductory paragraph that you do not discuss state, local and other laws with your discussion of local PRC laws.

With respect to the first part of the Staff’s comment, we respectfully do not believe a discussion of additional jurisdictions is necessary as the Company does not expect any other jurisdictions to be material to investors. With respect to the second part of the Staff’s comment, we have revised the disclosure in the introductory paragraph on page 82 of the Registration Statement as requested.

Cayman Islands Taxation, page 74

34.	Please include the effective date of the undertaking you have obtained from the Governor-in-Cabinet.

We have included the effective date of the undertaking obtained from the Governor-in-Cabinet on page 82 of the Registration Statement as requested.

PRC Taxation, page 74

35.	Here or elsewhere, please include an assessment of the four conditions of Circular 82 and make clear whether you believe that you or your subsidiaries may be deemed PRC resident enterprises.

We have revised the disclosure on page 83 of the Registration Statement as requested.

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Securities and Exchange Commission

March 27, 2013

Warrants and Unit Purchase Options, page F-22

36.	Please tell us how you have accounted for your warrants that have been issued and are outstanding. Refer to ASC 480-10-25.

At the time of issuance, the warrants were included as a debit for the cost of the offering, with a corresponding credit for the fair value of the warrants, which ultimately resulted in no change to APIC. The Company has noted this by labeling the line in the equity statement for the initial public offering as the sale of “Units” and not shares since that line encompasses both the value of the warrant and the share of common stock.

Interim Financial Statements, page F-26

37.	Please provide appropriate footnotes to the interim financial statements. Refer to ASC 270-10-50.

We have amended the Registration Statement on page F-31 to include Notes to the Condensed and Unaudited Consolidated Financial Statements for the fiscal period ended September 30, 2012 as requested.

Exhibits and Financial Statement Schedules, page II-1

38.	For Exhibits 10.5 and 10.6, please submit a fair and accurate English translation of these documents, as required under paragraph (c)(2)(v) of Rule 403 of Regulation C under the Securities. We note that many disclosures in your prospectus highlight your reliance on the Processing Agreements including the following: “Plastec is entirely dependent on contractual arrangements for manufacturing premises and manufacturing labor services pursuant to our processing agreements.”

We have submitted as as Exhibits 10.12 and 10.13 to the Registration Statement English translations of the Processing Agreements (previously Exhibits 10.13—Dongguan Sun Line Processing Agreement and 10.14—Shenzhen Broadway Processing Agreement, respectively) as requested.

39.	Please note if a English summary of a foreign language document is submitted under Rule 403(c)(3) of Regulation C under the Securities Act, the English summary must fairly and accurately:

•	Summarize the terms of each material provision of the foreign language document.

•	Describe the terms that have been omitted or abridged.

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Securities and Exchange Commission

March 27, 2013

Duly noted. The only exhibits, aside from the Processing Agreements addressed in response to comment number 38 above, previously provided in a foreign language are certain property leases. We have elected to provide English translations of these documents (in lieu of summaries) as exhibits to the Registration Statement.

Item 9. Undertakings, page II-5

40.	Please provide all the appropriate undertakings required by Item 512 of Regulation S-K that apply. Specifically, it appears that Rule 430C of the Securities Act of 1933 may be applicable and the undertakings required by Item 512(a)(5)(ii) of Regulation S-K should be included.

We have amended the undertakings to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,
/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Ho Leung Ning

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